UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Blend Labs, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

09352U108

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 09352U108

1.	NAMES OF REPORTING PERSONS 8VC Co-Invest Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,320,968 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,320,968 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,320,968 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by 8VC Co-Invest LP (as defined in Item 2(a) below). 8VC Co-Invest GP (as defined in item 2(a) below) is the general partner of 8VC Co-Invest LP. Lonsdale (as defined in Item 2(a) below) is the sole managing member of 8VC Co-Invest GP and may be deemed to have voting, investment and dispositive power with respect to the shares held by 8VC Co-Invest LP.

(2)

Based on 217,023,030 shares of the Issuer’s Common Stock outstanding as of November 7, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 15, 2021 (the “Form 10-Q”).

13G

CUSIP No. 09352U108

1.	NAMES OF REPORTING PERSONS 8VC Co-Invest GP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,320,968 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,320,968 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,320,968 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by 8VC Co-Invest LP. 8VC Co-Invest GP is the general partner of 8VC Co-Invest LP. Lonsdale is the sole managing member of 8VC Co-Invest GP and may be deemed to have voting, investment and dispositive power with respect to the shares held by 8VC Co-Invest LP.

(2)	Based on 217,023,030 shares of the Issuer’s Common Stock outstanding as of November 7, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 09352U108

1.	NAMES OF REPORTING PERSONS 8VC Opportunities Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,700,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,700,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by Opportunities II (as defined in Item 2(a) below). Opportunities GP II (as defined in item 2(a) below) is the general partner of Opportunities II. Lonsdale is the sole managing member of Opportunities GP II and may be deemed to have voting, investment and dispositive power with respect to the shares held by Opportunities II.

(2)	Based on 217,023,030 shares of the Issuer’s Common Stock outstanding as of November 7, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 09352U108

1.	NAMES OF REPORTING PERSONS 8VC Opportunities GP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,700,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,700,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by Opportunities II. Opportunities GP II is the general partner of Opportunities II. Lonsdale is the sole managing member of Opportunities GP II and may be deemed to have voting, investment and dispositive power with respect to the shares held by Opportunities II.

(2)	Based on 217,023,030 shares of the Issuer’s Common Stock outstanding as of November 7, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 09352U108

1.	NAMES OF REPORTING PERSONS Joe Lonsdale
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,020,968 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,020,968 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,020,968 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 8,320,968 shares of the Issuer’s Common Stock held of record by 8VC Co-Invest LP and (ii) 2,700,000 shares of the Issuer’s Common Stock held of record by Opportunities II. 8VC Co-Invest GP is the general partner of 8VC Co-Invest LP. Lonsdale is the sole managing member of 8VC Co-Invest GP and may be deemed to have voting, investment and dispositive power with respect to the shares held by 8VC Co-Invest LP. Opportunities GP II is the general partner of Opportunities II. Lonsdale is the sole managing member of Opportunities GP II and may be deemed to have voting, investment and dispositive power with respect to the shares held by Opportunities II.

(2)

The aggregate amount beneficially owned by Joe Lonsdale does not include 16,220,511 shares of the Issuer’s Common Stock held of record by Formation8 Fund I, L.P. Lonsdale is one of three managing members of Formation8 GP, LLC, the general partner of Formation8, L.P.

(3)	Based on 217,023,030 shares of the Issuer’s Common Stock outstanding as of November 7, 2021, as reported by the Issuer in the Form 10-Q.

13G

CUSIP No. 09352U108

Item 1(a).	Name of Issuer:

Blend Labs, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

415 Kearny Street

San Francisco, CA 94108

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by 8VC Co-Invest Fund I, L.P. (“8VC Co-Invest LP”), 8VC Co-Invest GP I, LLC (“8VC Co-Invest GP”), 8VC Opportunities Fund II, L.P. (“Opportunities II”) and 8VC Opportunities GP II, LLC (“Opportunities GP II” together with 8VC Co-Invest LP, 8VC Co-Invest GP and Opportunities II, the “Reporting Entities”) and Joe Lonsdale (“Lonsdale” together with the Reporting Entities, the “Reporting Persons”) Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of the Reporting Persons is: 907 South Congress Avenue, Austin, TX 78704.

Item 2(c).	Citizenship:

Each of 8VC Co-Invest GP and Opportunities GP II is a limited liability company organized under the laws of the State of Delaware. Each of 8VC Co-Invest LP and Opportunities II is a limited partnership organized under the laws of the State of Delaware. Lonsdale is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.00001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

09352U108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of 8VC Co-Invest LP and Opportunities II and the limited liability company agreements of each of 8VC Co-Invest GP and Opportunities GP II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

13G

CUSIP No. 09352U108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

8VC OPPORTUNITIES FUND II, L.P.		8VC OPPORTUNITIES GP II, LLC

By:	8VC Opportunities GP II, LLC

By:	/s/ Joe Lonsdale	By:	/s/ Joe Lonsdale
Name:	Joe Lonsdale	Name:	Joe Lonsdale
Title:	Managing Member	Title:	Managing Member

8VC CO-INVEST FUND I, L.P.		8VC CO-INVEST GP I, LLC

By:	8VC Co-Invest GP I, LLC

By:	/s/ Joe Lonsdale	By:	/s/ Joe Lonsdale
Name:	Joe Lonsdale	Name:	Joe Lonsdale
Title:	Managing Member	Title:	Managing Member

By:	/s/ Joe Lonsdale
Name:	Joe Lonsdale